U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.     )

                           WORLD SHOPPING NETWORK, INC.
                                  COMMON STOCK

                                   98150A 20 8
                                  (CUSIP NUMBER)

                         1530 Brookhollow Dr., Suite C
                            Santa Ana, California 92705

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                  April 19, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  PELHAM ASSOCIATES,
INC., Federal I.D. No.:  91-248771.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)___________________________________________________________

(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  State of Wyoming

________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  3,000,000

________________________________________________________________

8.  Shared Voting Power:

________________________________________________________________

9.  Sole Dispositive Power:  3,000,000

________________________________________________________________

10. Shared Dispositive Power:

________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  3,000,000

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  9.31%

________________________________________________________________

14.  Type of Reporting Person:  Corporation

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Shopping Network, Inc.
Common Stock, $.001 par value
1530 Brookhollow Drive, Suite C
Santa Ana, California 92705

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Pelham Associates, Inc.

(b)  3900 Birch Street, Suite 113, Newport Beach, CA  92660

(c)  None

(d)  None

(e)  Incorporated in the State of Wyoming

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pelham Associates, Inc. agreed to perform certain consulting services for the Issuer in exchange for 3,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting related to targeting acquisitions for the Issuer, and provided due diligence management and radio station analyses, review properties, operation, and closing analysis in connection therewith.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pelham Associates, Inc. acquired 3,000,000 of common shares of the Issuer on April 19, 2000. After Pelham Associates, Inc.'s acquisition, such amount represented approximately 9.31% of the total issued and outstanding common shares of the Issuer. Marcine Uhler is sole officer and director of Pelham Associates, Inc. Further, Marcine Uhler is Trustee of The Michael Andrew Trust, who is sole shareholder of Pelham Associates, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                        Pelham Associates, Inc.



Date:                                   /s/  Marcine Aniz Uhler
                                        Marcine Aniz Uhler, President and

                                        John J. Anton, President/Director